VH 3-18-04

AH 3/17/2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04016086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 04 2004 WASH. D.C. 181

SEC FILE NUMBER
8- 34937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lam Securities Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2099 Lake Street
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dick Lam 415-398-6181
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dick Lam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lam Securities Investments, Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of SAN FRANCISCO
Subscribed and sworn (or affirmed) to before me this 8TH day of FEBRUARY, 2004

Signature

CEO
Title

Frank Leung
Notary Public

FRANK LEUNG
Comm. # 1289360
NOTARY PUBLIC-CALIFORNIA
City & County of San Francisco
My Comm. Expires Feb. 1, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Lam Securities Investments, Inc.

I have audited the accompanying statement of financial condition of Lam Securities Investments, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Lam Securities Investments, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 3, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924

Lam Securities Investments, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 29,875
Receivable from broker and dealers	3,250
Marketable securities, at market value	33,971
Deposits with clearing organizations	130,034
Furniture, and equipment, net of $73,280 accumulated depreciation	77,790
Other assets	3,954
Total assets	$ 278,874

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 5,804
Total liabilities	5,804
Stockholder's equity	
Common Stock, no par value, 10,000 shares authorized, 5,555 issued and outstanding	295,296
Additional paid-in capital	147,537
Accumulated deficit	(169,763)
Total stockholder's equity	273,070
Total liabilities and stockholder's equity	$ 278,874

The accompanying notes are an integral part of these financial statements.

Lam Securities Investments, Inc.
Statement of Operations
For the Year Ended December 31, 2003

Revenues	
Commissions	$ 56,149
Management and underwriting fees	11,154
Interest income	1,478
Gain (loss) from investments in marketable securities	3,589
Unrealized gain (loss) in investments in marketable securities	1,050
Total revenues	73,420
Expenses	
Employee compensation and benefits	32,604
Commissions, trading fees and floor brokerage	20,124
Communications	5,718
Occupancy & equipment rental	3,474
Interest	1,016
Taxes, other than income taxes	2,457
Other operating expenses	51,627
Total expenses	117,020
Income (loss) before income taxes	(43,600)
Income tax provision	800
Net income (loss)	$ (44,400)

The accompanying notes are an integral part of these financial statements.

Lam Securities Investments, Inc.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2003

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance, January 1, 2003	$ 295,296	$ 109,037	$ (125,363)	$ 278,970
Additional paid-in capital	–	38,500	–	38,500
Net income (loss)	–	–	(44,400)	(44,400)
Balance, December 31, 2003	$ 295,296	$ 147,537	$ (169,763)	$ 273,070

The accompanying notes are an integral part of these financial statements.

Lam Securities Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:

Net income (loss)		$ (44,400)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	$ 8,708	
Valuation of marketable securities to market	(1,050)	
(Gains) losses on sale of marketable securities	(3,589)	
(Increase) decrease in:		
Account receivable	(1,297)	
Deposits held at clearing firms	22	
Other assets	(1,668)	
(Decrease) increase in:		
Accounts payable	3,413	
Margin payable	(22,202)	
Total adjustments		(17,663)
Net cash and cash equivalents used in operating activities		(62,063)

Cash flows from investing activities:

Proceeds from sale of marketable securities	99,941	
Purchase of marketable securities	(76,770)	
Purchase of furniture and equipment	(758)	
Net cash and cash equivalents provided by investing activities		22,413

Cash flows from financing activities:

Proceeds from additional paid-in capital	38,500	
Net cash and cash equivalents provided by financing activities		38,500
Net decrease in cash and cash equivalents		(1,150)
Cash and cash equivalents at beginning of year		31,025
Cash and cash equivalents at end of year		$ 29,875

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ 1,016
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Lam Securities Investments, Inc.
Notes to Financial Statements
December 31, 2003

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Lam Securities Investments, Inc. (the "Company") is a California corporation incorporated on November 17, 1994 and began operations on January 1, 1995. The Company is a member of the National Association of Securities Dealers ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company has about three hundred (300) accounts with no one account contributing a significant revenue source; 99% of the clientele are in the San Francisco area.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis, except for propriety transactions, commission revenues and the related expenses which are recorded on a trade date basis.

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES

Marketable securities consist of corporate stock with the fair market value of $33,971. The accounting for the mark-to-market on the proprietary trading is included in income as unrealized gain of $1,050.

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $130,000 with Southwest Securities, Inc. and U.S. Clearing as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balances at December 31, 2003 include interest earned for a deposit total of $130,034.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California franchise tax minimum of $800.

Note 5: PROPERTY AND EQUIPMENT

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Automobiles	$ 34,658	5
Furniture & equipment	53,014	5-7
Leasehold improvements	63,398	39
	151,070	
Less accumulated depreciation	(73,280)	
Net furniture and equipment	$ 77,790	

Depreciation expense for the year ended December 31, 2003 was $8,708.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 6: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 7: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company had net capital of $185,761 which was $85,761 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($5,804) to net capital was 0.03 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Lam Securities Investments, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital		
Stockholder's equity		
Common stock	$ 295,296	
Additional paid-in capital	147,537	
Retained deficit	(169,763)	
Total stockholder's equity		$ 273,070
Less: Non-allowable assets		
Fixed assets, net	(77,790)	
Other assets	(3,954)	
Total non-allowable assets		(81,744)
Net capital before haircuts		191,326
Less: Adjustments to net capital		
Haircuts on securities	(5,096)	
Haircuts on money market	(54)	
Undue concentration	(415)	
Total adjustments to net capital		(5,565)
Net Capital		185,761
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 387	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 85,761
Ratio of aggregate indebtedness to net capital	0.03: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003.

See independent auditor's report.

Lam Securities Investments, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirements is not applicable to Lam Securities Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Lam Securities Investments, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Lam Securities Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Lam Securities Investments, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Lam Securities Investments, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Lam Securities Investments, Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Lam Securities Investments, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 3, 2004